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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 07 (MM/DD/YY) AND ENDING 12 / 31 / 07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seapine Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
Greenwich, CT 06831

PROCESSED
APR 1 6 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem **(212) 509-7800**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name - *if individual, state last, first, middle name*)

1375 BROADWAY	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Kidd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seapine Securities, LLC** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Manager

Title

CLARICE E. WEBB
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPINE SECURITIES, LLC

ANNUAL FINANCIAL REPORT

DECEMBER 31, 2007

SEAPINE SECURITIES, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

	PAGE
FACING PAGE TO FORM X-17A-5	1
AFFIRMATION	2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	5
Statements of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	11
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	13

ANCHIN

Anchin, Block & Anchin, LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

TO SEAPINE SECURITIES, LLC:

We have audited the accompanying statement of financial condition of Seapine Securities, LLC as of December 31, 2007 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is in development stage since November 26, 2006 ("inception") and in our opinion should have presented information for a development stage company as required by generally accepted accounting principles. In addition, as more fully described in Note 4 to the financial statements, the Company has not recorded expenses totaling approximately $113,000 borne by the member since inception, which in our opinion is required by generally accepted accounting principles. The effects of these departures are that required presentation of financial statements and certain disclosures for a development stage company have not been made. In addition, net loss and contributions by member for the year ended December 31, 2007 are both understated by $79,000 each and cumulative net loss and cumulative contributions by member since inception through December 31, 2007 of approximately $153,000 and $198,000, respectively, have not been presented. The effects of these departures would have no effect on member's equity.

In our opinion, except for the effects of the matters described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Seapine Securities, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
March 26, 2008

SEAPINE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

TOTAL ASSETS - Cash	$	55,182

LIABILITIES AND MEMBER'S EQUITY

TOTAL LIABILITIES - Accounts payable - due to affiliate	$	10,000
MEMBER'S EQUITY		45,182
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	55,182

See the accompanying Notes to Financial Statements.

SEAPINE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

EXPENSES:		
Administrative expenses	$	10,000
Consulting and professional fees		6,128
Regulatory expenses		4,640
Other expenses		19,050
Total Expenses		39,818
NET LOSS	$	(39,818)

See the accompanying Notes to Financial Statements.

SEAPINE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

Member's Equity, January 1, 2007	$	-
Contributions from Member		85,000
Net Loss		(39,818)
Member's Equity, December 31, 2007	$	45,182

See the accompanying Notes to Financial Statements.

SEAPINE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(39,818)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable - due to affilate		10,000
Net Cash Used in Operating Activities		(29,818)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member		85,000
NET INCREASE IN CASH		55,182
CASH:		
Beginning of year		-
End of year	$	55,182

See the accompanying Notes to Financial Statements.

SEAPINE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Seapine Securities, LLC (the "Company") formed on November 26, 2006 is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on August 7, 2007. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition:

Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as they are incurred.

Income Taxes:

No provision is required for federal or state taxes on income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a disregarded entity; accordingly, income is taxed to the member.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, 15 to 1 after the first year of operations as a broker-dealer. At December 31, 2007, the Company had net capital of $45,182, which was $40,182 in excess of its required net capital of $5,000.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to an administrative service agreement (the "Agreement") between the Company and its affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged approximately $10,000 for the year ended December 31, 2007 under the Agreement which remains payable to the affiliate at December 31, 2007.

In addition, the member since inception of the Company has borne certain expenses on its behalf, primarily certain professional fees, most of which were incurred before it became a member of FINRA. The amount of such expenditures borne by the member from inception was approximately $ 113,000, including approximately $79,000 during 2007. The cost of these services incurred from the inception of the Company is thus not reflected in the accompanying financial statements.

ANCHIN

Anchin, Block & Anchin, LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO SEAPINE SECURITIES, LLC:

We have audited the accompanying financial statements of Seapine Securities, LLC as of December 31, 2007 and have issued our report thereon dated March 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and the exceptions to generally accepted accounting principles stated in our report on the basic financial statements do not impact the accompanying schedule.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
March 26, 2008

SEAPINE SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3 - 1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2007

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	45,182
LESS: NON-ALLOWABLE ASSETS		-
NET CAPITAL		45,182
MINIMUM NET CAPITAL REQUIREMENT OF 12 1/2 % OF AGGREGATE INDEBTEDNESS, OR $ 5,000 WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	40,182
TOTAL AGGREGATE INDEBTEDNESS	$	10,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.22 to 1

No reconciliation is necessary since there is no material difference between net capital reported above and net capital reported in the unaudited Form X-17A-5 filed with FINRA

See Independent Auditors' Report on Supplementary Information.

ANCHIN

Anchin, Block & Anchin, LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

TO SEAPINE SECURITIES, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Seapine Securities, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material* weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
March 26, 2008

END